UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, February 23, 2024

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: EDENOR S.A-Material fact

Risk Raiting

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (indistinctly, “EDENOR” or the “Company”) in compliance with the applicable rules, in order to inform you that as a result of the process of the exchange offer proposed by the Company:

a)	Moody's Local AR Agente de Calificación de Riesgo S.A. (“Moody's”) assigns Edenor a long-term local currency rating of BBB+.ar to the Senior Notes Class 4 (ON 4) and a long-term foreign currency rating of BBB+.ar to the Senior Notes Class 3 (ON 3), and place the qualifications under review for upgrade. At the same time, Moody's places Edenor's long-term local currency rating on review for upgrade and its long-term foreign currency ratings are raised to BBB+.ar, from BBB.ar, and also are placed on review for upgrade. Likewise, the stock rating is affirmed in 1.ar.
b)	FIX SCR S.A. upgraded to category A (arg) from A-(arg), Stable Outlook, to the Long-Term Issuer rating of th Company, and the Senior Notes previously issued, and assigned category A(arg) to the classification of the ON 3 to be issued by the Company. In turn, FIX assigned an A1 (arg) rating to the Short-Term Issuer and ON 4.

Yours faithfully.

_________________________

María Jose van Morlegan

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: February 23, 2024